UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ConvergeOne Holdings, Inc.

(Name of Subject Company)

ConvergeOne Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

212481113

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Mehdi Khodadad, Esq.

John T. McKenna, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On November 6, 2018, ConvergeOne Holdings, Inc., a Delaware corporation (“ConvergeOne”), and CVC Capital Partners (“CVC”) announced the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, PVKG Merger Sub, Inc., a Delaware corporation (“Purchaser”), and PVKG Intermediate Holdings Inc. (“Parent”) will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of ConvergeOne for $12.50 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into ConvergeOne (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	ConvergeOne Employee Frequently Asked Questions, first used on November 6, 2018;

(ii)	Form of email sent to customers, first used on November 6, 2018;

(iii)	Form of email sent to partners, first used on November 6, 2018;

(iv)	Email to employees of ConvergeOne, dated as of November 6, 2018; and

(v)	Transaction talking points, first used on November 6, 2018.

2.